Exhibit 1.01

Conflict Minerals Report of Itron, Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Itron, Inc. (Itron, we, us, our) for calendar year 2017 in accordance with Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934 (the 1934 Act). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company Overview

We are a technology company, offering end-to-end solutions to enhance productivity and efficiency, primarily focused on utilities and municipalities around the globe. Our solutions generally include robust industrial grade networks, smart meters, meter data management software, and knowledge application solutions, which bring additional value to the customer. Our professional services help our customers project-manage, install, implement, operate, and maintain their systems. We operate under the Itron brand worldwide and manage and report under three operating segments, Electricity, Gas, and Water.

Product Overview

Itron manufactures standard and smart metering solutions. We have determined that certain of these products contain conflict minerals. These products are manufactured in our 16 manufacturing facilities throughout the world and are sold throughout the world.

Supply Chain Overview

Our supply chain is complex. We do not directly source conflict minerals from smelters, refiners, or mines. We do not have direct knowledge to determine our conflict minerals country of origin, chain of custody, or whether or not these conflict minerals have directly or indirectly financed or benefited armed groups in the Democratic Republic of Congo or adjoining countries. There are multiple tiers between our company and the mines. Accordingly, we rely on our direct suppliers to determine the origin of the conflict minerals contained in our products.

Due Diligence Process Update

In conducting our due diligence, Itron utilizes the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2016) (OECD Framework), an internationally recognized due diligence framework. Our due diligence process requires all supplier agreements include conflict mineral language in the Terms of Contract (TOC) and Supplier Code of Conduct (SCC). This includes our expectation that suppliers source conflict minerals from certified conflict-free smelters. We request all new suppliers sign our standard TOC and SCC to confirm their understanding of our expectations.